EXHIBIT 8.1

LIST OF EDAP TMS S.A. SUBSIDIARIES

(as of April 12, 2019)

Name of Subsidiary	Jurisdiction of Incorporation

EDAP TMS France S.A.S.	France
EDAP Technomed S.r.l.	Italy
EDAP Technomed, Inc.	United States
EDAP Technomed Co. Ltd.	Japan
EDAP Technomed Sdn Bhd	Malaysia
EDAP TMS GmbH	Germany